Comprehensive Credit Facility Agreement of Maximum Amount (“Credit Facility Agreement”) Entered into by and between Shenzhen BAK Battery Co., Ltd (the “Company”) and Shenzhen Hi-Tech District Branch, Industrial Bank CO. Ltd (the “Creditor”) Dated December 26, 2010

Main articles:

  Contract number: Xingyinshen Gaoxinqu Shouxinzi(2010)013;
  Maximum amount of credit facilities to be provided: RMB 62.5 million;
  Term: from December 26, 2010 to December 26, 2011;
  Purpose of the loan is to provide working capital for the Company;
  Remedies in the event of breach of contract include adjustment of the credit amount, suspension of credit, imposition of punitive interest and overdue interest, an increase of guarantee deposit and the call back of loan principal and interest before maturity.

Headlines of the articles omitted

  Termination and explanation
  Procedure on using the comprehensive credit facility
  Guarantee
  Rights and obligations of the Creditor
  Declaration and undertaking of the Company
  Obligations of the Company
  Instances of Breach of Contract and its Liability
  Continuity of Obligations
  Disputation settlement
  Validity
  Supplement articles